Exhibit 12(a)(1)(ii)

This Offering Memorandum does not constitute the solicitation of the sale of, or an offer to sell, or a solicitation of the purchase of, or an offer to purchase, any securities in any jurisdiction in which such solicitation or offering may not lawfully be made.

Offering Memorandum

We hereby offer, upon the terms and subject to the conditions set forth in this Offering Memorandum and in the accompanying Letter of Transmittal (the “Exchange Offer”), to exchange any and all of our issued and outstanding Series B Convertible Preferred Stock, $0.01 par value (“Series B Preferred”), for shares of our newly authorized Series D Convertible Preferred Stock, $0.01 par value (“Series D Preferred”). The exchange ratio will be one share of Series D Preferred for one share of Series B Preferred.

The Exchange Offer will expire at 5:00 p.m., New York City time, on June 14, 2002 (the “Expiration Date”), unless we extend or withdraw the Exchange Offer. We will send shares of Series D Preferred to holders participating in the Exchange Offer promptly after the Expiration Date.

There are 1,137,404 issued and outstanding shares of Series B Preferred as of April 25, 2002. The Series B Preferred trades on the Nasdaq SmallCap Market under the symbol “KTECP.” Our Common Stock, into which the Series B Preferred and the Series D Preferred are convertible, trades on the Nasdaq National Market System (“NMS”) under the symbol “KTEC.” When issued, we anticipate that the Series D Preferred will trade on the Nasdaq SmallCap Market under the symbol “KTECO.”

Pursuant to Rule 13e-4 of the General Rules and Regulations under the Exchange Act of 1934, as amended (the “Exchange Act”), we have filed with the Securities and Exchange Commission (the “Commission”) Schedule TO, which contains additional information with respect to the Exchange Offer. Our Schedule TO, including exhibits and any amendments, may be examined, and copies may be obtained, at the places and in the manner set forth in the section of this Offering Memorandum entitled “Where You Can Find Additional Information.”

See “Risk Factors” beginning on page 7 for a discussion of certain information that you should consider in connection with the Exchange Offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy of this Offering Memorandum. Any representation to the contrary is a criminal offense.

The date of this Offering Memorandum is April 25, 2002.

No person is authorized by us to give any information or to make any representations, other than those contained in this Offering Memorandum and the related Letter of Transmittal, in connection with the solicitation and the offering made by this Offering Memorandum. If given or made, such information or representations should not be relied upon as having been authorized.

This Offering Memorandum incorporates important business and financial information about us that is not included or delivered with this document. This information is available without charge to holders of Series B Preferred upon written or oral request made to us. Our address is 150 Avery Street, Walla Walla, Washington 99362. Our telephone number is (509) 529-2161. In order to obtain timely delivery of any such information, you must request it no later than five business days prior to the Expiration Date of the Exchange Offer. See also the section entitled “Where You Can Find Additional Information.”

The delivery of this Offering Memorandum will not, under any circumstances, create any implication that there has been no change in our affairs since the date of this Offering Memorandum or that the information in this Offering Memorandum is correct as of any subsequent date.

TABLE OF CONTENTS

SUMMARY OF THE EXCHANGE OFFER	4
RISK FACTORS	7
THE EXCHANGE OFFER	14
PRICE RANGES OF COMMON STOCK AND SERIES B PREFERRED STOCK	23
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	24
UNAUDITED HISTORICAL AND PRO FORMA CONDENSED FINANCIAL STATEMENTS	24
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS	29
WHERE YOU CAN FIND ADDITIONAL INFORMATION	33

ANNEX A—CERTIFICATE OF DESIGNATION OF SERIES D PREFERRED	A-1
ANNEX B—APRIL 25, 2002 PRESS RELEASE	B-1

SUMMARY OF THE EXCHANGE OFFER

We are providing this summary of the Exchange Offer for your convenience. It highlights the information in this Offering Memorandum and the accompanying Letter of Transmittal, but you should realize that it does not describe all of the details of the Exchange Offer. We urge you to read the entire Offering Memorandum and the accompanying Letter of Transmittal because they contain the full details of the Exchange Offer. We have included references to the sections of the Offering Memorandum where a more complete discussion is set forth.

The Exchange Offer
We are offering to acquire from existing holders each outstanding share of Series B Preferred in exchange for one newly authorized share of Series D Preferred. We intend to accept for exchange all shares of Series B Preferred properly tendered to us. There is no minimum or maximum number of shares of Series B Preferred that can be exchanged.

Expiration Date	5:00 p.m., New York City time, on June 14, 2002, unless extended or withdrawn by us.

Purpose of the Exchange Offer
We are making the Exchange Offer in an effort to prevent a potential liquidity problem. After July 12, 2002 you can require us to redeem your shares of Series B Preferred for $10.00 per share. We would need approximately $11.4 million in cash to satisfy redemption requests for all outstanding shares of Series B Preferred. Currently, our cash flow from operations, together with anticipated available borrowings under our current and potential additional credit facilities, would not be sufficient to permit us to pay in full this potential redemption obligation in July 2002. Although our economic performance has improved recently, tight conditions in the capital markets indicate that it is unlikely that we will be able to obtain sufficient capital to meet this redemption obligation in full.

The success of the Exchange Offer is critically important to us. If less than 70% of the Series B Preferred is tendered for exchange we expect that we will delay payment for any Series B Preferred submitted to us for redemption until we have been able to structure and implement an acceptable financial plan with our current or alternate lenders. Structuring and implementing such a plan, if achievable based on then existing circumstances, could take an extended period of time. The likelihood of our ability to structure and implement an acceptable plan, and the attractiveness of the terms available to us, both improve as the participation rate in the Exchange Offer increases. If, in the Board of Director’s judgment, an inadequate number of Series B Preferred Shares is tendered for exchange, we reserve the right to reject all tendered shares, or to accept the tendered shares and explore other solutions. See “Risk

Factors—Risks Relating to Not Accepting the Exchange Offer” and “The Exchange Offer—Why are we making the Exchange Offer?”

Principal differences between Series B Preferred and Series D Preferred
The principal differences between Series D Preferred and Series B Preferred are identified below. See “The Exchange Offer – What are the principal differences between Series B Preferred and Series D Preferred?”

Terms	Existing Series B Shares	Proposed Series D Shares

Shares Outstanding	1,137,404	1,137,404

Conversion Rights (into Common Stock)	Optional at any time at election of holder; mandatory upon merger, consolidation, share exchange or sale of assets	Optional at any time at election of holder; mandatory upon merger, consolidation, share exchange or sale of assets

Conversion Ratio	2/3 share of Common Stock for 1 share of Series B Preferred	1 1/3 share of Common Stock for 1 share of Series D Preferred

Shares of Common Stock Issued Upon Conversion in Full	758,269	1,516,538

Dividends	None	Cumulative dividends of $0.50 per share per year, senior to all other dividend rights, payable quarterly in arrears

Redemption Value	$10.00 per share	$10.00 per share, plus any cumulated and unpaid dividends

Holder’s Optional Put Rights	Holders can require redemption at any time after July 12, 2002
Holders can require redemption of 50% of Series D Preferred at any time after July 12, 2003 and the remaining 50% after July 12, 2004. If our financial condition permits we may agree to redeem all of a holder’s Series D Preferred after July 12, 2003 if the holder so desires.

Our Optional Redemption Rights
Redeemable by us any time after the average closing price of the Common Stock is $15.00 or more for 30 consecutive trading days, which represents the price where the Common Stock obtainable upon conversion of the Series B Preferred equals or exceeds the $10.00 redemption value of the Series B Preferred

Redeemable by us any time after the average closing price of the Common Stock is $7.50 or more for 30 consecutive trading days, which represents the price where the Common Stock obtainable upon conversion equals or exceeds the $10.00 per share redemption value of the Series D Preferred

Mandatory Redemption	We must redeem all outstanding shares of Series B Preferred on July 12, 2005	We must redeem all outstanding shares of Series D Preferred on July 12, 2005

Voting Rights	Full voting rights with the holders of	Full voting rights with the holders of

	Common Stock on the basis of one vote per share on an as converted basis; votes with Common Stock as single class	Common Stock on the basis of 1/2 vote per share on an as converted basis; votes with Series B Preferred and Common Stock as single class

Liquidation Rights	$10 liquidation preference ahead of Common Stock	$10 liquidation preference equivalent with Series B Preferred and ahead of Common Stock

Conditions of the Exchange Offer
We will not be required to accept for exchange, or issue Series D Preferred shares in exchange for, any Series B Preferred shares tendered. We may terminate or amend the Exchange Offer as provided in this Offering Memorandum or the Letter of Transmittal, or may postpone (subject to the requirements of the Exchange Act for prompt exchange or return of the Series B Preferred) the acceptance for exchange of, and exchange of, the Series B Preferred tendered at any time on or after the date of this Offering Memorandum and before acceptance for exchange or exchange of any Series B Preferred. See “The Exchange Offer—Are there any conditions to the Exchange Offer?”

Procedures for tendering Series B Preferred

• To participate in the Exchange Offer, you must validly tender your shares of Series B Preferred by taking two actions. First, you must complete, execute and deliver to our Exchange Agent the Letter of Transmittal that accompanies this Offering Memorandum. Second, you must deliver to our Exchange Agent your original Series B Preferred stock certificates. Series B Preferred stock certificates should not be sent directly to us. See “The Exchange Offer—How do I participate in the Exchange Offer?”

• If your shares of Series B Preferred are registered in the name of a broker, dealer, commercial bank, trust company or nominee, we urge you to contact them promptly if you wish to participate in the Exchange Offer.

Withdrawals of Tenders
You may withdraw any shares of Series B Preferred you have tendered for exchange at any time before the Expiration Date, after which your tender will be irrevocable. See “The Exchange Offer—What are my rights to withdraw my tender of Series B Preferred?”

Acceptance and Delivery Of Series D Preferred	If you accept our Exchange Offer, we will deliver stock certificates representing shares of Series D Preferred promptly after the Expiration Date.

Certain Federal Income Tax Considerations
We urge you to consult your own tax advisors as to the specific tax consequences of the Exchange Offer. In general, however, we believe that the exchange of Series D Preferred for Series B Preferred will be tax-free to holders for federal income tax purposes. See “Certain Federal Income Tax Considerations.”

RISK FACTORS

If you participate in the Exchange Offer, you will surrender your Series B Preferred and receive Series D Preferred, thereby changing the nature of your equity interest in our company. In determining whether to participate in the Exchange Offer, you should consider carefully the following risk factors, the information set forth elsewhere in this Offering Memorandum and the information contained in our reports filed with the Commission, including, without limitation, our report on Form 10-Q for the three months ended December 31, 2001 and our report on Form 10-K for the fiscal year ended September 30, 2001, both of which have been filed with the Commission.

From time to time, our management may make forward-looking public statements regarding, among other things, expected future revenues or earnings, projections, plans, future performance, product development and commercialization, and other estimates relating to our future operations. The words or phrases “will likely result,” “are expected to,” “intends,” “is anticipated,” “estimates,” “believes,” “projects” or similar expressions are intended to identify “forward-looking statements” within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), as enacted by the Private Securities Litigation Reform Act of 1995.

Forward-looking statements are subject to a number of risks and uncertainties. We caution you not to place undue reliance on our forward-looking statements, which speak only as to the date on which they are made. Our actual results may differ materially from those described in the forward-looking statements as a result of various factors, including those listed below. We disclaim any obligation subsequently to revise or update forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Risks Relating to Not Accepting the Exchange Offer

We may be unable to continue our operations in the normal course if a sufficient number of shares of Series B Preferred are not tendered in the Exchange Offer.

In connection with an acquisition, we issued Series B Preferred shares that carry redemption privileges at the option of the holders. If all holders were to redeem their Series B Preferred at the earliest possible time, the cash requirements would be approximately $11.4 million in July 2002. Currently, our cash flow from operations, together with anticipated available borrowings under our current credit facility and potential additional credit facilities, would not be sufficient to permit us to pay in full this potential redemption obligation in July 2002. There are also outstanding warrants to purchase shares of our Common Stock that may be tendered to us for redemption at any time at an aggregate redemption price of approximately $780,000.

The success of the Exchange Offer is critically important to us. If less than 70% of the Series B Preferred is tendered for exchange we expect that we will delay payment for any Series B Preferred submitted to us for redemption until we have been able to structure and implement an acceptable financial plan with our current or alternate lenders. Structuring and implementing such a plan, if achievable based on then existing circumstances, could take an extended period of time. The likelihood of our ability to structure and implement an acceptable plan, and the attractiveness of the terms available to us, both improve as the participation rate in the Exchange Offer increases.

Any failure on our part to satisfy such Series B Preferred redemption obligations may cause us to be unable to continue to operate our business in the normal course. If in our judgment an inadequate number of shares of Series B Preferred are tendered for exchange, we reserve the right to reject all tendered shares, or to accept the tendered shares, and to explore other solutions that may include reducing or delaying capital expenditures, selling assets, restructuring or refinancing present debt, seeking additional subordinated debt or equity capital or reorganizing our obligations. There is no assurance that we will be able to obtain additional or alternative financing or that such financing, if available, will be on terms favorable to us.

We have no agreements, written or oral, with any of our directors, officers or affiliates with respect to them participating in the Exchange Offer. If such persons elect to participate in the Exchange Offer, they will do so on the same terms as are available to all other holders of Series B Preferred.

The consummation of the Exchange Offer will likely decrease the liquidity of any remaining Series B Preferred.

If the Exchange Offer is consummated, we intend to deregister the Series B Preferred under the Exchange Act and delist the Series B Preferred from trading on the Nasdaq SmallCap Market. If we do this, the trading market for, and liquidity of an investment in, any Series B Preferred shares remaining outstanding would be significantly reduced. Any reduction in trading liquidity could depress the market value of any remaining shares of Series B Preferred.

Risks Relating to Accepting the Exchange Offer

We may be unable to pay dividends on, or redeem, the Series D Preferred.

Our ability to pay scheduled dividends on, and to complete requested or required redemptions of, the Series D Preferred is contingent upon, among other things, our remaining in compliance with existing and anticipated covenants under credit facilities with our lenders. To the extent we fail to comply with one or more of such covenants, and cannot obtain a waiver of such noncompliance, we will be unable to pay scheduled dividends on, and to complete requested redemptions of, the Series D Preferred as they come due. To the extent we consummate the Exchange Offer, redeem shares of Series B Preferred not tendered for exchange and subsequently are unable to redeem Series D Preferred, the shareholders participating in the Exchange Offer will be worse off than if they had not participated in the Exchange Offer.

The conversion ratio of Series D Preferred may be reduced on the Expiration Date due to changes in the market price of our Common Stock.

In order to remain in compliance with certain Nasdaq rules, we may be required to reduce the conversion ratio of the Series D Preferred on the Expiration Date. The reduction would be required only if, on the Expiration Date, the closing price of our Common Stock on the Nasdaq NMS exceeded $7.50 per share. In such event, each share of Series D Preferred would be convertible into that number of shares of our Common Stock determined by dividing $10.00 by such closing price.

Even if the conversion ratio is required to be reduced, one share of Series D Preferred would be convertible into more shares of Common Stock than is one share of Series B Preferred unless the closing price on the Expiration Date exceeds $15.00 per share. The closing price of our Common Stock on the Nasdaq NMS on April 23, 2002 was $3.67 per share.

The market price of the Series D Preferred may experience volatility and could decline significantly.

We anticipate that the Series D Preferred shares will trade on the Nasdaq SmallCap Market following the Exchange Offer. Securities of small companies, including us, have in the past experienced substantial volatility, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in the United States and globally as well as market perceptions of the attractiveness of particular industries. The market price of our Series D Preferred shares is also likely to be significantly affected by short-term changes in our financial condition or results of operations as reflected in our quarterly and annual earnings reports. Other factors unrelated to our performance that may impact the market price of Series D Preferred shares include:

•	Analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not follow our securities.

•	The number and quality of market makers in the Series D Preferred may affect an investor’s ability to trade significant numbers of shares.

•	The relatively small number of Series D Preferred shares will limit the ability of larger institutions to invest in the shares.

•	A substantial decline in the market price of the Series D Preferred for a significant period of time could cause their delisting from the Nasdaq SmallCap Market, further reducing market efficiency.

Risks Relating to Us

Our substantial debt may adversely affect our operations and future growth.

We have significant interest-bearing debt, aggregating approximately $6.9 million as of the date of this Offering Memorandum, and substantial potential Series B Preferred and warrant redemption obligations, aggregating approximately $12.2 million. These combined obligations of approximately $19.1 million may have a number of important consequences for our operations and investors, including the following:

•	We may not have sufficient funds to pay our potential redemption obligations and interest on, and principal of, our debt.

•
We will be required to dedicate a substantial portion of any cash flow from operations to the payment of our redemption obligations and interest on and principal of our debt, which will reduce funds available for other purposes.

•	We may not be able to obtain additional financing for currently unanticipated capital requirements, capital expenditures, working capital and other corporate purposes.

•	Our ability to react to changes in the industry and economic conditions may be limited, making us more vulnerable to a downturn in our business or the economy generally.

•	On the portion of our borrowings that are at a variable rate of interest, we will be more vulnerable to increases in interest rates.

We may not be able to obtain additional financing in the future.

Our current revolving credit facility requires that we be in compliance with certain financial covenants before we can use the credit facility to meet redemption obligations arising in connection with Series B Preferred and warrants. There can be no assurance we will be in compliance with such covenants in the future. The facility is secured by substantially all our assets, thus limiting our alternatives in securing additional financing.

Although we are actively seeking additional or alternative credit facilities, there can be no assurance that we will be successful or that such financing will be on terms favorable to us. We believe that we will be unsuccessful in obtaining additional or alternative credit facilities unless an adequate number of the outstanding shares of Series B Preferred are tendered for exchange in the Exchange Offer. Any failure to obtain such credit facilities could have a material adverse effect on us and on our ability to meet obligations owed to the holders of Series B Preferred.

Adverse economic conditions in the food processing industry may also adversely affect our business.

The markets we serve, particularly the food processing industry, are experiencing difficult economic conditions. These conditions include low growth rates; a consolidation of food processing companies; softness in the vegetable industry caused by processed inventories carried over from the previous season; lower prices for our customers’ products; and higher energy costs for certain of our customers. These conditions have contributed to reduced investment by our customers for new equipment and reduced maintenance expenditures for parts and service. A further deterioration in these conditions in the food processing industry could have an adverse effect on our sales and results of operations.

Performance and Needs of Industries Served by Us and the Financial Capacity of Customers in these Industries to Purchase Capital Equipment.

A substantial portion of our historical sales has been in the potato and vegetable processing markets. We expect to expand our selling and marketing activities into other domestic and international markets, such as tobacco. Reductions in capital equipment expenditures by processors in such markets due to commodity surpluses, product price fluctuations, changing consumer preferences, fluctuations in foreign currency exchange rates, higher interest rates or other factors could have an adverse effect on our results of operations.

Ability to Achieve Revenue Growth Objectives of Acquisitions.

We assumed significant new debt and issued additional securities in connection with our acquisitions during fiscal 2000. The short-term anticipated return on this investment was dependent upon maintaining the total revenues of the combined organization at levels near those experienced by the separate companies prior to acquisition. A significant shortfall in this anticipated revenue objective had a material adverse effect on our results of operations. Market, economic or other factors may adversely affect our efforts to rebuild our revenue base.

Ability of New Products to Compete Successfully in Either Existing or New Markets.

Our future success and growth is dependent upon continuing sales in certain food processing markets and other markets, particularly the french fry and vegetable processing markets, as well as successful penetration of new products into other existing and potential markets. We also intend to expand the marketing of our current and new products into new markets, including international markets. There can be no assurance we can successfully penetrate these potential markets or expand into international markets with our current or new products.

Competitive Factors.

The markets for our products are highly competitive. Some of our competitors have substantially greater financial, technical, marketing and other resources than us. Important competitive factors in our markets include price, performance, reliability, customer support and service. Although we believe that we currently compete effectively with respect to these factors, there can be no assurance that we will be able to continue to compete effectively in the future.

Risks Involved in Expanding International Operations and Sales.

During fiscal years 2001, 2000, and 1999, export and international sales accounted for 49%, 41%, and 46%, respectively, of our net sales in each such year. We expect to continue to expand our selling, marketing and other operational activities in international markets. Our current and future international operations are, and will be, subject to risks involved in international operations and sales, such as currency fluctuations, political instability, export controls and other government regulations. In addition, the laws of certain other countries may not protect our intellectual property rights to the same extent as do the laws of the United States.

Achievement of Product Performance Specifications and any Related Effect on Product Upgrade or Warranty Expenses.

We provide a ninety-day to two-year warranty on our products. In addition, for certain standard or custom-designed systems, we contract to meet certain performance specifications for a specific application or set of applications. In the past, we have incurred higher warranty expenses related to new products than we typically incur with established products. There can be no assurance that we will not incur substantial warranty expenses in the future with respect to new products, as well as established products, or with respect to our obligations to meet, or provide product upgrades to meet, performance specifications, which may have an adverse effect on our results of operations and customer relations.

Potential for Adverse Fluctuations in Foreign Currency Exchange Rates.

The terms of sales to international customers, except European customers, of products manufactured by our domestic operations have typically been denominated in U.S. dollars, although exceptions do occur on an individual case basis. We expect that our standard terms of sales to international customers, other than those in Europe, will continue substantially in their present form. However, we expect to continue to price our products sold to European customers in euros. For sales transactions between international customers and our domestic operations which are denominated in currencies other than U.S. dollars, we assess our currency exchange risk and may enter into limited currency hedging transactions to minimize the impact of foreign currency fluctuations. However, there is no assurance that foreign currency fluctuations will not have an adverse effect on our results of operations.

Effect of Product or Market Development Activities.

Our future operating results will depend upon our ability to improve and market existing products and to develop and successfully market new products and services. There is no assurance that we will be able to enhance our existing products or to develop new products or services in response to customer requirements or product introductions by competitors, which could have an adverse effect on our results of operations.

Availability and Future Costs of Materials and Other Operating Expenses.

Certain of the components, subassemblies and materials for our products are obtained from single sources or a limited group of suppliers. Although we seek to reduce dependence on sole or limited source suppliers, the partial or complete loss of certain of these sources could have an adverse effect on our results of operations and customer relationships. In addition, certain basic materials, such as stainless steel, are used extensively in our product fabrication processes. Such basic materials may also be subject to worldwide shortages, government tariffs or price fluctuations related to the supply of or demand for raw materials, such as nickel, which are used in production by our suppliers. A significant increase in the price or decrease in the availability of one or more of these components, subassemblies or basic materials could also adversely affect our results of operations.

Uncertainties Relating to Patents and Proprietary Information.

Our competitive position may be affected by our ability to protect our proprietary technology. We have obtained certain patents and have filed a number of patent applications. We also anticipate filing applications for protection of our future products and technology. There can be no assurance that any such patents will provide meaningful protection for our product innovations. There also can be no assurance that we will obtain any patent for which we apply, that existing patents to which we have rights will not be challenged, or that the issuance of a patent will give us any material advantage over our competition in connection with any of our products. We may experience additional intellectual property risks in international markets where we may lack patent protection. The patent laws of other countries may differ from those of the U.S. as to the patentability of our products and processes. Moreover, the degree of protection afforded by foreign patents may be different from that of U.S. patents.

Potential for Patent-related Litigation Expenses and Other Costs Resulting from Claims Asserted Against Us or Our Customers by Third Parties.

The technologies we use may infringe the patents or proprietary technology of others, and third parties may infringe our proprietary technology. In the past, we have been required to initiate litigation to protect our patents. The cost of enforcing our patent rights in lawsuits that we may bring against infringers or of defending ourself against infringement charges by other patent holders or other third parties, including customers, may be high and could have an adverse effect on our results of operations and customer relations.

Certain users of our products have received notice of patent infringement from the Lemelson Medical, Education and Research Foundation, Limited Partnership (the “Partnership”) alleging that their use of our products may infringe certain patents transferred to the Partnership by the late Jerome H. Lemelson. Certain of these users have notified us that, in the event it is subsequently determined that their use of our products infringes any of the Partnership’s patents, they may seek indemnification from us for damages or expenses resulting from this matter. We do not believe our products infringe any valid and enforceable claims of the Partnership’s patents. Furthermore, the Partnership has stated that it is not our products that infringe the Partnership’s patents, but rather the use of those products by our customers. We cannot predict the outcome of this matter nor any related litigation or other costs related to mitigation activities that may arise in the future, the effect of such litigation or mitigation activities on our financial results, or the effect upon our customer relations.

THE EXCHANGE OFFER

What is the Exchange Offer?

We are offering to exchange one share of our presently issued and outstanding Series B Preferred for one new share of our Series D Preferred. To participate in the Exchange Offer, a holder of Series B Preferred must validly tender shares of Series B Preferred to American Stock Transfer & Trust Company (the “Exchange Agent”) by the Expiration Date.

The Exchange Offer is made pursuant to the terms and subject to the conditions set forth in this Offering Memorandum and the accompanying Letter of Transmittal. This Offering Memorandum and the Letter of Transmittal are being sent to all persons and entities that, as of April 19, 2002, were registered holders of our outstanding Series B Preferred. Although there is no fixed record date for determining registered holders of shares of Series B Preferred entitled to participate in the Exchange Offer, only a holder of Series B Preferred who is the registered holder thereof (or such person’s legal representative or attorney-in-fact) at the time of the tender in the Exchange Offer or who is a person holding sale and transfer documents with respect to such Series B Preferred from the registered holder thereof at the time of such tender (which documents are satisfactory to us and our transfer agent), may participate in the Exchange Offer.

To validly tender shares of Series B Preferred, you must (i) complete, execute and deliver to the Exchange Agent the Letter of Transmittal attached to this Offering Memorandum and (ii) deliver to the Exchange Agent your Series B Preferred stock certificates. If your Series B Preferred is held in street name (such as through your broker), you will need to coordinate your tender through your broker or other nominee. You will provide instructions to your broker or other nominee and they will then tender your shares of Series B Preferred to us. We are not required to accept for exchange any shares of Series B Preferred that have not been validly tendered, or that the Exchange Agent has not received, by the Expiration Date. You will not have appraisal or dissenters’ rights in connection with the Exchange Offer.

Although we have no current plan or intention to do so, we reserve the right in our sole discretion to purchase or make offers for any shares of Series B Preferred that remain outstanding after the expiration of the Exchange Offer, subject to the requirements of Rule 13e-4(f)(6) of the Exchange Act. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

Why are we making the Exchange Offer?

We are making the Exchange Offer in an effort to prevent a potential liquidity problem. After July 12, 2002 you can require us to redeem your shares of Series B Preferred for $10.00 per share. We would need approximately $11.4 million in cash to satisfy redemption requests for all outstanding shares of Series B Preferred. Currently, our cash flow from operations, together with anticipated available borrowings under our current and potential additional credit facilities, would not be sufficient to permit us to pay in full this potential redemption obligation in July 2002. Although our economic performance has improved recently, tight conditions in the capital markets indicate that it is unlikely that we will be able to obtain sufficient capital to meet this redemption obligation in full.

The success of the Exchange Offer is critically important to us. If less than 70% of the Series B Preferred is tendered for exchange we expect that we will delay payment for any Series B Preferred submitted to us for redemption until we have been able to structure and implement an acceptable financial plan with our current or alternate lenders. Structuring and implementing such a plan, if achievable based on then existing circumstances, could take an extended period of time. The likelihood of our ability to structure and implement an acceptable plan, and the attractiveness of the terms available to us, both improve as the participation rate in the Exchange Offer increases. If in the Board of Director’s judgment, an inadequate number of Series B Preferred Shares is tendered for exchange we reserve the right to reject all tendered shares, or to accept the tendered shares and explore other solutions.

Who is the Exchange Agent?

Our transfer agent has been appointed as Exchange Agent for the Exchange Offer. All correspondence in connection with tendering and withdrawal procedures relating to the Exchange Offer and the Letter of Transmittal should be addressed to the Exchange Agent, as follows:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Attn: Exchange Department
1-800-937-5449

How long will the Exchange Offer be open, and can it be amended or withdrawn by us?

The Exchange Offer will expire at 5:00 p.m., New York City time, on June 14, 2002 (the “Expiration Date”), subject to extension by us, in which event the Expiration Date will be the time and date to which the Exchange Offer has been extended. We will notify American Stock Transfer & Trust Company, the Exchange Agent for the Exchange Offer, of any extension by oral or written notice, and will make a public announcement thereof by press release, in each case prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

We reserve the right to:

•
delay accepting any Series B Preferred for exchange or to extend or terminate the Exchange Offer and not accept for exchange any Series B Preferred by giving oral or written notice of such delay or termination to the Exchange Agent;

•	reject all tendered shares and to explore other solutions if in our judgment an inadequate number of shares of Series B Preferred are tendered for exchange; or

•
amend the terms of the Exchange Offer in any manner, including altering the exchange ratio or the Series D Preferred conversion ratio or otherwise changing the consideration offered in exchange for the Series B Preferred in the Exchange

Offer (provided that any such changed consideration must be paid with regard to all Series B Preferred accepted in the Exchange Offer).

If the Exchange Offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of Series B Preferred of the amendment and we, depending upon the significance of the amendment and the manner of disclosure to the holders of the Series B Preferred, will extend if necessary the Exchange Offer for a period of time in accordance with Rules 13e-4(d)(2) and 13e-4(e)(2) under the Exchange Act. These rules have been interpreted by the Commission as requiring that the minimum period during which the Exchange Offer must remain open following an announcement of a material change in the terms of the Exchange Offer or information concerning the Exchange Offer (other than a change in price, a change in the amount of securities sought, or a change in certain fees) will depend on the facts and circumstances, including the relative materiality of such change or information.

If a material change in the Exchange Offer relates to a change in the exchange ratio, Rule 13e-4(f)(1) requires the Exchange Offer to remain open for a period of not less than ten business days following the announcement of any such change if the Exchange Offer would otherwise expire within such ten business-day period. For purposes of the Exchange Offer, “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. The rights reserved by us in this paragraph are in addition to our rights set forth below under the caption “Are there any conditions to the Exchange Offer?”

Are there any conditions to the Exchange Offer?

We will not be required to accept for exchange, or issue Series D Preferred shares in exchange for, any Series B Preferred shares tendered. We may terminate or amend the Exchange Offer as provided in this Offering Memorandum or the Letter of Transmittal, or may postpone (subject to the requirements of the Exchange Act for prompt exchange or return of the Series B Preferred) the acceptance for exchange of, and exchange of, the Series B Preferred tendered at any time on or after the date of this Offering Memorandum and before acceptance for exchange or exchange of any Series B Preferred.

What are the principal differences between Series B Preferred and Series D Preferred?

The principal differences between Series B Preferred and Series D Preferred are:

•
Dividends.    Series D Preferred has superior dividend rights compared to Series B Preferred. Series D Preferred has cumulative dividends of $0.50 per share per year, payable quarterly in arrears, beginning October 1, 2002. These dividend rights will be senior to any other dividend rights we may grant. Series B Preferred has no dividend rights.

•
Conversion Ratio.    Series D Preferred is convertible into twice as many shares of our Common Stock as Series B Preferred. Each share of Series D Preferred is convertible into 1 1/3 shares of our Common Stock. Each share of Series B Preferred is convertible into  2/3 of a share of Common Stock.

The conversion ratio for Series D Preferred may be lowered in the event that the closing price of our Common Stock on the Nasdaq NMS on the Expiration Date is greater than $7.50 per share. In that event the number of shares of Common Stock obtainable upon conversion of one share of Series D Preferred would be determined by dividing $10.00 by such closing price.

Even if the conversion rate is required to be reduced, one share of Series D Preferred would be convertible into more shares of Common Stock than is one share of Series B Preferred unless the closing price of our Common Stock on the Expiration Date exceeds $15.00 per share. The closing price of our Common Stock on the Nasdaq NMS on April 23, 2002 was $3.67 per share.

•	Redemption Value. The redemption value of Series D Preferred is $10.00 per share, plus any cumulated and unpaid dividends. The redemption value of Series B Preferred is $10.00 per share.

•
Holder’s Optional Put Rights.    Holders of Series D Preferred can tender 50% of their shares to us for redemption at any time after July 12, 2003 and the remaining 50% after July 12, 2004. If our financial condition permits we may agree to redeem all of a holder’s Series D Preferred after July 12, 2003 if the holder so desires.

•
Our Optional Redemption Rights.    We may redeem Series D Preferred at any time after the average closing price of our Common Stock as listed on the Nasdaq NMS is $7.50 or more per share for 30 consecutive trading days. We may redeem Series B Preferred at any time after such average closing price is $15.00 or more for 30 consecutive trading days. The $7.50 and $15.00 trading price thresholds represent the price where the Common Stock obtainable upon conversion equals or exceeds the $10.00 per share redemption value of the Series D Preferred and the Series B Preferred, respectively.

•	Mandatory Redemption. We must redeem all outstanding shares of Series B Preferred and Series D Preferred on July 12, 2005.

•
Voting Rights.    Holders of Series D Preferred have the same relative voting rights as they have with respect to Series B Preferred. Based on the shares of Series B Preferred outstanding on the date of this Offering Memorandum, the total votes available to holders of both series of preferred stock will remain at 758,269, which is approximately 13.7% of all votes as of the date of this Offering Memorandum. Each share of Series D Preferred has  1/2 vote per share on an as converted basis. Each share of Series B Preferred has one vote per share on an as converted basis. Both Series D Preferred and Series B Preferred vote with the Common Stock as a single class.

•	Liquidation Rights. Holders of Series D Preferred and Series B Preferred have equivalent liquidation rights of $10.00 per share ahead of holders of Common Stock.

The descriptions of the Series D Preferred in this Offering Memorandum are qualified in their entirety by reference to the copy of the form of Series D Preferred Certificate of Designation attached to this Offering Memorandum as Annex A.

Will Series D Preferred shares be freely transferable?

The issuance of shares of Series D Preferred upon exchange of Series B Preferred shares pursuant to the Exchange Offer will be made pursuant to Section 3(a)(9) of the Securities Act and is, therefore, exempt from registration under the Securities Act. As such, the shares of Series D Preferred issued upon exchange of the Series B Preferred will be freely tradable under federal law, provided that the person receiving Series D Preferred issued upon exchange of the Series B Preferred is not our affiliate. If the recipient of Series D Preferred is an affiliate of our company, the shares of Series D Preferred may only be sold pursuant to an effective registration statement under the Securities Act with respect to such shares of Series D Preferred or an exemption from registration thereunder.

When issued, we anticipate that the Series D Preferred will trade on the Nasdaq SmallCap Market under the symbol “KTECO.”

The Series B Preferred trades on the Nasdaq SmallCap Market under the symbol “KTECP.” If the Exchange Offer is consummated, however, we intend to deregister the Series B Preferred under the Exchange Act and delist any remaining Series B Preferred shares from trading on the Nasdaq SmallCap Market.

How do I participate in the Exchange Offer?

Your acceptance of the Exchange Offer pursuant to the procedure set forth below will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

To be tendered validly, the Series B Preferred, together with the properly completed Letter of Transmittal (or facsimile thereof), executed by the registered holder thereof, and any other documents required by the Letter of Transmittal, must be received by the Exchange Agent at the address set forth above prior to 5:00 p.m., New York City time, on the Expiration Date. In addition, prior to such time the certificates for such Series B Preferred shares must be delivered to the Exchange Agent along with the Letter of Transmittal.

Alternatively, if time does not permit you to provide the Exchange Agent with a Letter of Transmittal or other required documents prior to 5:00 p.m., New York City time, on the Expiration Date, or if certificate(s) representing your Series B Preferred shares are not available for delivery prior to such time to the Exchange Agent, you may comply with the guaranteed delivery procedure set forth below.

The method of delivery of Series B Preferred and other documents to the Exchange Agent is at the election and risk of the holder, but if such delivery is by mail, we strongly suggest that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Exchange Agent before the Expiration Date.

If the Letter of Transmittal is signed by a person other than a registered holder of any certificates representing Series B Preferred shares listed thereon, such Series B Preferred shares must be endorsed or accompanied by appropriate stock powers or other instruments of transfer satisfactory to us and our transfer agent, in each case signed exactly as the name or names of the registered holder or holders appear on such Series B Preferred shares.

If the Letter of Transmittal or the guaranteed delivery form or any certificates representing Series B Preferred or any stock powers or other transfer instruments are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted to the Exchange Agent.

All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Series B Preferred will be resolved by us, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders that are not in proper form or the acceptance of which would, in the opinion of our counsel, be unlawful or violate the regulations of the NASD or of any state securities law. We also reserve the right to waive any irregularities of tender as to particular shares of Series B Preferred. Our interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding. Unless waived by us, any irregularities in connection with tenders must be cured prior to the Expiration Date. Neither us, the Exchange Agent, nor any other person will be under any duty to give notification of any defects or irregularities in such tenders or incur any liability for failure to give such notification. Tenders of Series B Preferred will not be deemed to have been made until such irregularities have been cured or waived. Any Series B Preferred received by the Exchange Agent that is not properly tendered, and as to which the irregularities have not been cured or waived, will be returned by the Exchange Agent to the tendering holder, unless otherwise provided in the Letter of Transmittal, promptly following the Expiration Date.

If your Series B Preferred shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender Series B Preferred in the Exchange Offer, you should contact such registered holder promptly and instruct such registered holder to tender on your behalf. If you wish to tender directly, you must, prior to completing and executing the Letter of Transmittal and tendering Series B Preferred, make appropriate arrangements to register ownership of the Series B Preferred in your own name. You should be aware that the transfer of registered ownership may take considerable time.

What is the guaranteed delivery procedure?

If you desire to tender your Series B Preferred and certificates representing such Series B Preferred are not immediately available, or time will not permit your certificates or any other required documents to reach the Exchange Agent before 5:00 p.m., New York City time, on the Expiration Date, a tender may be validly effected if:

(a)  The tender is made by or through a firm that is a member of a registered national securities exchange or a member of the National Association of Securities Dealers (the “NASD”), a commercial bank or trust company having an office or correspondent in the United

States or that is otherwise an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act (collectively, “Eligible Institutions”);

(b)  Prior to 5:00 p.m., New York City time, on the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed guaranteed delivery form (by facsimile transmission, mail or hand delivery), setting forth your name and address and the number of Series B Preferred shares tendered, stating that the tender is being made thereby and guaranteeing that, within five business days after the Expiration Date, the certificates representing such Series B Preferred shares, accompanied by a properly completed and duly executed Letter of Transmittal and all other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and

(c)  The certificates for all tendered Series B Preferred shares, as well as a properly completed and duly executed Letter of Transmittal and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within five business days after the Expiration Date.

What if I do not exchange my Series B Preferred for Series D Preferred?

The success of the Exchange Offer is critically important to us. If less than 70% of the Series B Preferred is tendered for exchange we expect that we will delay payment for any Series B Preferred submitted to us for redemption until we have been able to structure and implement an acceptable financial plan with our current or alternate lenders. Structuring and implementing such a plan, if achievable based on then existing circumstances, could take an extended period of time. The likelihood of our ability to structure and implement an acceptable plan, and the attractiveness of the terms available to us, both improve as the participation rate in the Exchange Offer increases. If, in the Board of Director’s judgment, an inadequate number of Series B Preferred Shares is tendered for exchange, we reserve the right to reject all tendered shares, or to accept the tendered shares and explore other solutions. See “Risk Factors—Risks Relating to Not Accepting the Exchange Offer.”

If you do not exchange your shares of Series B Preferred for shares of Series D Preferred, then you will not receive the benefits of the Series D Preferred and your shares of Series B Preferred will retain all of their existing preferences, limitations and rights. If the Exchange Offer is consummated, we intend to deregister the Series B Preferred under the Exchange Act and delist the Series B Preferred from trading on the Nasdaq SmallCap Market. If we do this, the trading market for, and liquidity of an investment in, any Series B Preferred shares remaining outstanding would be significantly reduced. Any reduction in trading liquidity could depress the market value of any remaining shares of Series B Preferred.

Will I pay brokerage commissions in the Exchange Offer?

You will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Series B Preferred pursuant to the Exchange Offer. If, however, shares of Series D Preferred issued pursuant to the Exchange Offer or substitute certificates evidencing shares of Series B Preferred not exchanged are to be delivered to, or are to be issued in the name of, any person other than the registered Series B Preferred holder, or if tendered Series B Preferred shares are recorded in the name of any person other than the person signing the Letter of Transmittal, then the amount of any transfer taxes (whether imposed on the registered Series B Preferred holder or any other person) will be payable by the tendering Series B Preferred holder.

When will Series B Preferred be accepted for exchange, and when will shares of Series D Preferred be delivered?

Upon the satisfaction or waiver of all of the conditions of the Exchange Offer, we will accept all Series B Preferred properly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. We will deliver or cause the Exchange Agent to deliver shares of Series D Preferred issued pursuant to the Exchange Offer promptly after the Expiration Date.

For purposes of the Exchange Offer, we will be deemed to have accepted validly tendered and not withdrawn Series B Preferred when and if we have given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders of Series B Preferred for the purposes of receiving the Series D Preferred pursuant to the Exchange Offer from us. Under no circumstances will interest be paid by us by reason of any delay in delivering such Series D Preferred.

If any tendered Series B Preferred shares are not accepted for exchange because of an invalid tender, or due to the occurrence of certain other events set forth in this Offering Memorandum or otherwise, certificates for any such unaccepted Series B Preferred will be returned, without expense, to the tendering holder thereof promptly after the expiration or termination of the Exchange Offer.

What are my rights to withdraw my tender of Series B Preferred?

You may withdraw your tender of any Series B Preferred, in whole or in part, at any time prior to 5:00 p.m., New York City time, on the Expiration Date, by delivery of a written notice of withdrawal to the Exchange Agent.

To be effective, a written notice of withdrawal (sent by hand delivery, overnight courier, mail or facsimile transmission) must:

•	be timely received by the Exchange Agent at the address set forth herein;

•	specify the name of the person having tendered the Series B Preferred to be withdrawn;

•	indicate the certificate number or numbers of the shares of Series B Preferred to which the withdrawal relates;

•	specify the number of shares of Series B Preferred so withdrawn; and

•
either be (i) signed by the holder in the same manner as the original signature on the Letter of Transmittal (including a guarantee of signature, if required) or (ii) accompanied by evidence satisfactory to us that the holder withdrawing such tender has succeeded to registered ownership of such Series B Preferred.

Withdrawals of tenders of Series B Preferred may not be rescinded, and any Series B Preferred withdrawn will thereafter be deemed not validly tendered for purposes of the Exchange Offer. Of course, you may re-tender any withdrawn Series B Preferred by again following one of the tender procedures described in this Offering Memorandum at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

All questions as to the validity (including time of receipt) of notices of withdrawal will be determined by us and our determination will be final and binding. Neither us, the Exchange Agent, nor any other person will be under any duty to give you any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

How will the Company account for the Exchange Offer?

We will account for the Exchange Offer as a purchase of the Series B Preferred into treasury followed by a cancellation of the Series B Preferred. As a result, there will be no impact on our total shareholders’ equity other than the associated costs of the Exchange Offer, which will result in a decrease of additional paid-in capital.

Will the Company reimburse any expenses in the Exchange Offer?

We will not be paying any solicitation fees. We will reimburse the Exchange Agent reasonable and customary fees for its services and will reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith. We will reimburse brokers, dealers and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Offering Memorandum and related documents to the beneficial owners of the Series B Preferred, and in handling or forwarding tenders for their customers.

What are the Company’s expected expenses of the Exchange Offer?

The cash expenses we expect to incur in connection with the Exchange Offer are estimated in the aggregate to be approximately $50,000 which includes fees and expenses of the Exchange Agent, reimbursement of expenses of certain brokers and others, printing, accounting and legal fees and miscellaneous expenses.

PRICE RANGES OF COMMON STOCK AND SERIES B PREFERRED STOCK

Common Stock

Our Common Stock trades on the Nasdaq National Market System under the symbol “KTEC.” The following table shows the high and low bid prices per share of our Common Stock by quarter in fiscal 2002, 2001 and 2000:

	High	Low
Fiscal 2000*
First Quarter	$10.000	$6.578
Second Quarter	11.188	8.125
Third Quarter	9.875	7.000
Fourth Quarter	10.063	8.250

Fiscal 2001
First Quarter	$8.938	$4.125
Second Quarter	8.250	5.188
Third Quarter	7.250	4.050
Fourth Quarter	5.040	2.040

Fiscal 2002
First Quarter	3.360	2.15

* Our fiscal year ends September 30.

Series B Preferred

Our Series B Preferred trades on the Nasdaq SmallCap Market under the symbol “KTECP.” The following table shows the high and low bid prices per share of our Series B Preferred by quarter in fiscal 2002, 2001 and 2000:

	High		Low
Fiscal 2000
First Quarter	$	N/A	$	N/A
Second Quarter		N/A		N/A
Third Quarter		N/A		N/A
Fourth Quarter		7.375		6.125

Fiscal 2001
First Quarter		$7.266		$6.438
Second Quarter		7.625		6.875
Third Quarter		7.500		6.270
Fourth Quarter		7.100		4.700

Fiscal 2002
First Quarter		$5.020		$2.560

Shareholders are urged to obtain current market quotations for shares of our stock. The sources of these quotations were Nasdaq’s Summary of ActivityTM reports and the Nasdaq OnlineSM Internet site.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

We experienced losses in fiscal 2001 and in the first quarter of fiscal 2002 ended December 31, 2001. The computation of ratio of earnings to combined fixed charges and preferred dividends is therefore meaningless for those periods. Our actual combined fixed charges for the year ended September 30, 2001 and for the quarter ended December 31, 2001 were $1,696,000 and $272,000, respectively.

The ratio of earnings to combined fixed charges and preferred dividends for the three and six months ended March 31, 2002 was 4.3 and 2.1, respectively. Combined fixed charges for such three and six month periods were $391,000 and $663,000, respectively.

There were no dividends declared or paid in any of the foregoing periods. Assuming 100% of the Series D Preferred shares are issued pursuant to the Exchange Offer, the total dividends payable on the Series D Preferred will be $568,702 per year, or $142,175 per quarter. On a pro forma basis, assuming the Exchange Offer occurred October 1, 2001, the ratio of earnings to combined fixed charges and preferred dividends for the three and six months ended March 31, 2002 would be 3.15 and 1.47, respectively.

UNAUDITED HISTORICAL AND PRO FORMA CONDENSED FINANCIAL STATEMENTS

Introduction

The accompanying unaudited historical and pro forma condensed financial statements are presented to reflect the exchange of one share of our Series D Preferred for each outstanding share of our Series B Preferred. These unaudited condensed financial statements are not necessarily indicative of the results of future operations. These unaudited condensed financial statements should be read in conjunction with the notes thereto and our historical consolidated financial statements and the notes thereto included in our press release dated April 25, 2002 ( a copy of which is attached to this Offering Memorandum as Annex B) and our Form 10-Q for the three months ended December 31, 2001 and our Form 10-K for the year ended September 30, 2001, both of which have been filed with the Commission.

The unaudited pro forma condensed balance sheets at March 31, 2002 and December 31, 2001 have been prepared as if the Exchange Offer were effective on such dates. The unaudited pro forma condensed statement of operations for the three months ended March 31, 2002 and December 31, 2001 have been prepared as if the Exchange Offer were effective on October 1, 2001. The unaudited pro forma condensed statement of operations for the year ended September 30, 2001 has been prepared as if the Exchange Offer were effective on October 1, 2000.

We issued a press release on April 25, 2002 containing preliminary information about our second fiscal quarter ended March 31, 2002. You should review the press release in conjunction with the following information about our second quarter. We anticipate filing with the Commission our Form 10-Q for the three months ended March 31, 2002 on or about May 15, 2002.

Historical and Pro Forma Condensed Financial Statements

KEY TECHNOLOGY, INC. AND SUBSIDIARIES PRELIMINARY ACTUAL AND PRO
FORMA SELECTED BALANCE SHEET INFORMATION DATED AS OF MARCH 31, 2002
(in thousands)

	Actual	Pro Forma

Current assets	$28,017	$28,017
Property, plant and equipment, net	10,354	10,354
Goodwill and other intangibles, net	17,597	17,597
Total Assets	61,988	61,988
Current liabilities	18,141	18,141
Long-term debt, less current portion	5,808	5,808
Mandatorily redeemable preferred stock and warrants	11,972	11,972
Shareholders’ equity	25,808	25,808

KEY TECHNOLOGY, INC. AND SUBSIDIARIES ACTUAL AND PRO FORMA
CONSOLIDATED BALANCE SHEET DATED AS OF DECEMBER 31, 2001
(in thousands)

	Actual	Pro Forma
Assets
Current assets	$31,951	$31,951
Property, plant and equipment, net	10,870	10,870
Deferred income taxes	5,531	5,531
Intangibles and other assets, net	18,804	18,804

Total	$67,156	$67,156

Liabilities and Shareholders’ Equity
Current liabilities	$23,324	$23,324
Long-term debt, less current portion	6,471	6,471
Deferred income taxes	293	293
Mandatorily redeemable preferred stock and warrants	11,805	11,805
Total shareholders’ equity	25,263	25,263

Total	$67,156	$67,156

KEY TECHNOLOGY, INC. AND SUBSIDIARIES PRELIMINARY ACTUAL AND PRO FORMA SELECTED OPERATING INFORMATION
FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2002
(in thousands, except per share data)

	Three Months			Six Months
	Actual	Adjustment (1)	Pro Forma	Actual	Adjustment (1)	Pro Forma
Net sales	$18,849		$18,849	32,794		$32,794
Gross profit	7,512		7,512	12,957		12,957
Operating expenses	5,874		5,874	11,613		11,613
Earnings from operations	1,638		1,638	1,344		1,344
Earnings from continuing operations before income taxes	1,290		1,290	731		731
Net earnings from continuing operations	823		823	500		500
Accretion of mandatorily redeemable preferred stock	(189)	189	—	(393)	393	—
Series D Preferred dividend	—	(142)	(142)	—	(284)	(284)
Net earnings available to common shareholders	634	47	681	146	109	255

(1)
The adjustments reflect the elimination of accretion of Series B Preferred due to its exchange for Series D Preferred and the dividend payable on Series D Preferred. A total of 1,137,404 shares of Series B Preferred were outstanding at March 31, 2002.

KEY TECHNOLOGY, INC. AND SUBSIDIARIES ACTUAL AND PRO FORMA
CONSOLIDATED AND CONDENSED STATEMENT OF OPERATIONS FOR THE
QUARTER ENDED DECEMBER 31, 2001
(in thousands, except per share data)

	Actual	Adjustment (1)	Pro Forma
Net sales	$13,945		$13,945
Cost of sales	8,500		8,500

Gross profit	5,445		5,445
Operating expenses	5,739		5,739

Loss from operations	(294)		(294)
Other expense, net	(265)		(265)

Loss from continuing operations before income taxes	(559)		(559)
Income tax benefit	(236)		(236)

Net loss from continuing operations	(323)		(323)
Net earnings from discontinued operation (net of income tax)	39		39

Net loss	(284)		(284)
Accretion of mandatorily redeemable preferred stock	(204)	204	—
Series D Preferred dividend	—	(142)	(142)

Net loss available to common shareholders	$(488)	$62	$(426)

(1)
The adjustments reflect the elimination of accretion of Series B Preferred due to its exchange for Series D Preferred and the dividend payable on Series D Preferred. A total of 1,137,404 shares of Series B Preferred were outstanding at December 31, 2001.

KEY TECHNOLOGY, INC. AND SUBSIDIARIES ACTUAL
AND PRO FORMA CONSOLIDATED AND CONDENSED STATEMENT OF OPERATIONS FOR THE YEAR ENDED SEPTEMBER 30, 2001
(in thousands)

	Actual	Adjustment (1)	Pro Forma
Net sales	$72,954		$72,954
Cost of sales	47,186		47,186

Gross Profit	25,768		25,768
Operating expenses	28,190		28,190

Loss from operations	(2,422)		(2,422)
Other expense, net	(1,264)		(1,264)

Loss from continuing operations before income taxes	(3,686)		(3,686)
Income tax benefit	(1,343)		(1,343)

Net loss from continuing operations	(2,343)		(2,343)
Loss from discontinued operation (net of income tax)	(436)		(436)
Loss on sale of discontinued operation (net of income tax)	(2,145)		(2,145)

Total loss from discontinued operation	(2,581)		(2,581)

Net loss	(4,924)		(4,924)
Accretion of mandatorily redeemable preferred stock	(939)	939	—
Series D Preferred dividends	—	(669)	(669)

Net loss available to common shareholders	$(5,863)	270	$(5,593)

(1)
The adjustments reflect the elimination of accretion of Series B Preferred due to its exchange for Series D Preferred and the dividend payable on Series D Preferred. A total of 1,337,999 shares of Series B Preferred were outstanding at September 31, 2001.

Certain Pro Forma Effects of the Exchange Offer

The following table presents (i) our historical basic and diluted Common Stock per-share earnings (losses) for the year ended September 30, 2001, the three months ended December 31, 2001 and March 31, 2002 and the six months ended March 31, 2002, (ii) the historical Common Stock per-share book value as of September 30, 2001, December 31, 2001 and March 31, 2002, and (iii) the pro forma effect of the issuance of shares of Series D Preferred Stock pursuant to the Exchange Offer, assuming 100% of the outstanding Series B Preferred shares are exchanged. All historical and pro forma earnings (loss) per-share information has been calculated on the basis of 4,740,000 weighted average shares of Common Stock outstanding during the period ended September 30, 2001, 4,751,000 weighted average shares of Common Stock outstanding during the period ended December 31, 2001 and 4,758,000 weighted average shares of Common Stock outstanding during the period ended March 31, 2002. All historical and pro forma book value per-share information has been calculated on the basis of 4,751,000 shares of Common Stock outstanding at September 30, 2001, 4,758,000 shares of Common Stock outstanding at December 31, 2001 and 4,762,000 shares of Common Stock outstanding at March 31, 2002.

Earnings (Loss) Per Share

	Year Ended September 30, 2001	Three Months Ended December 31, 2001	Three Months Ended March 31, 2002 (Preliminary)	Six Months Ended March 31, 2002 (Preliminary)
Historical	$(1.24)	$(0.10)	$0.13	$0.03
Pro Forma	$(1.18)	$(0.09)	$0.14	$0.05

Book Value Per Share

	September 30, 2001	December 31, 2001	March 31, 2002 (Preliminary)
Historical	$5.41	$5.31	$5.42
Pro Forma	$5.41	$5.31	$5.42

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of selected United States federal income tax (“Federal Income Tax”) consequences relevant to the exchange of the Series B Preferred for the Series D Preferred and the ownership and disposition of the Series D Preferred, after the exchange, by a United States person (as defined below). As used in this discussion, a United States person is:

•	an individual who is a citizen or resident of the United States for Federal Income Tax purposes;

•	a corporation, partnership, or other type of entity organized under the laws of the United States or any State;

•	any estate (other than a foreign estate); or

•
a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

This summary does not discuss all Federal Income Tax aspects that may be relevant to the holders in light of their particular circumstances or to holders that are subject to special treatment under Federal Income Tax laws including, without limitation, non-United States persons, insurance companies, certain financial institutions, broker-dealers, S corporations, tax exempt organizations, persons holding Series B Preferred and Series D Preferred as part of a conversion transaction, as part of a hedge or hedging transaction, as part of a “wash sale”, as part of a synthetic security, or as a position in a “straddle”. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated under the Code, judicial and administrative interpretations, all as of the date of this Offering Memorandum. The statutory provisions, regulations, and interpretations on which this summary is based are all subject to change (possibly on a retroactive basis) and differing interpretations.

The United States Federal Income Tax consequences summarized below are for general information only. You should consult a tax advisor as to your particular consequences concerning the exchange of Series B Preferred for Series D Preferred and the ownership of Series D Preferred after the exchange, including the application of state, local, non-United States, and other federal tax laws.

Exchange of the Series B Preferred for the Series D Preferred.

Except as provided below, there should be no income, gain, or loss recognized by a holder of Series B Preferred who exchanges Series B Preferred for Series D Preferred because the exchange should qualify as a tax-free recapitalization under Section 368(a)(1)(E) of the Code. Assuming the exchange does qualify as a tax-free recapitalization, the holder’s tax basis in Series D Preferred received will be equal to the holder’s tax basis in the Series B Preferred exchanged, and the holding period of the Series D Preferred exchanged will include the holding period of the Series B Preferred exchanged, provided the Series B Preferred was held as a capital asset for Federal Income Tax purposes.

However, if the exchange does not qualify as a tax-free recapitalization under Section 368(a)(1)(E) of the Code, an exchanging holder of the Series B Preferred would recognize gain or loss in an amount equal to the difference between the holder’s tax basis in the Series B Preferred and the fair market value, as of the date of the exchange, of the Series D Preferred received in exchange therefor. In such event, the exchanging holder’s tax basis in the Series D Preferred so received would be equal to its fair market value as of the exchange date, and the holding period for such stock would begin on the day after the exchange date.

Deemed Distribution Upon The Exchange.

Section 305 of the Code treats as a distribution taxable as a dividend, to the extent of the issuing corporation’s current or accumulated earnings and profits as determined for Federal Income Tax purposes, certain actual or constructive distributions with respect to a company’s stock. Treasury Regulations under Section 305(c) provide that a deemed distribution results from a recapitalization where: (i) the recapitalization is used to eliminate dividend accruals or (ii) the recapitalization is pursuant to a plan to periodically increase a shareholder’s proportionate equity interest. We believe that neither situation should apply here.

Section 306 of the Code.

Subject to certain exceptions, Section 306 of the Code provides, in general, that the proceeds from the sale or redemption of “Section 306 Stock” is treated as either ordinary income or as a distribution to which Section 301 applies, respectively. “Section 306 Stock” includes stock which is not common stock and which was received pursuant to a tax-free reorganization, such as a recapitalization, but only to the extent that either the effect of the transaction was substantially the same as the receipt of a stock dividend or the stock was received in exchange for “Section 306 Stock.” Where preferred stock is exchanged for preferred stock in a recapitalization, as would be the case in the Exchange Offer, the Treasury Regulations hold that the new preferred stock will be “Section 306 Stock” only if the preferred stock exchanged was “Section 306 Stock” itself or there is a substantial change in the new preferred stock’s terms from the preferred stock previously held. Whether the Series B Preferred held by you is “Section 306 Stock,” thereby causing the Series D Preferred to become “Section 306 Stock” upon the exchange, will depend on your particular circumstances in acquiring the Series B Preferred.

Dividends Received Deduction.

Dividends received by corporate shareholders generally are eligible for the dividends received deduction (the “DRD”) as specified in Section 243(a)(1) of the Code. Under such Section, the amount of the DRD generally will equal 70% of the amount of the dividend received. You should consider the potential effect of: (i) Section 246A of the Code, which reduces the DRD allowed to a corporate shareholder that has incurred indebtedness that is directly attributable to an investment in portfolio stock (as determined for Federal Income Tax purposes), (ii) Section 1059 of the Code, which reduces a shareholder’s basis in stock in certain circumstances, (iii) Section 246(b) of the Code, which limits the amount of the DRD percentage to a percentage of the shareholder’s taxable income, and (iv) Section 246(c) of the Code, which disallows the DRD in respect of any dividend if certain holding period requirements are not met.

You should also consider the effect of the corporate alternative minimum tax, which imposes a minimum tax of 20% of a corporation’s alternative minimum taxable income for a taxable year.

Dispositions, Including Redemptions.

Any sale, exchange, redemption (except as discussed below) or other disposition (not including the exchange described in this Offering Memorandum) of the Series B Preferred or the Series D Preferred generally will result in taxable gain or loss equal to the difference between the amount received (other than any amount representing accrued dividends) and the shareholder’s adjusted tax basis in the Series B Preferred or the Series D Preferred. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the holding period for the Series B Preferred or Series D Preferred, as the case may be, exceeds one year. Arguably any amount representing accrued dividends should be treated as ordinary dividend income to the extent that such payment is made out of current or accumulated earnings and profits, as calculated for Federal Income Tax purposes.

In certain cases, a redemption of the Series B Preferred or the Series D Preferred may be treated as a dividend, rather than as a payment in exchange for the Series B Preferred or the Series D Preferred. In such events, the redemption payment will be treated as ordinary dividend income to the extent that such payment is made out of current or accumulated earnings and profits, as calculated for Federal Income Tax purposes. The determination of whether the redemption will be treated as a dividend rather than as payment in exchange for the Series B Preferred or the Series D Preferred will depend upon whether and to what extent the redemption reduces the holder’s percentage stock ownership interest in the Company. A redemption will be treated as an exchange of stock that produces a capital gain if the redemption either: (i) completely terminates the holder’s interest in the Company (ii) is “substantially disproportionate” or (iii) is “not essentially equivalent to a dividend.”

A redemption will completely terminate the holder’s interest in the Company if, as a result of the redemption, the holder no longer has any stock interest in the Company directly, indirectly, or constructively after application of the attribution rules of Section 318 of the Code. A redemption is “substantially disproportionate” if, after the redemption, the holder’s remaining shares, if any, represent less than (i) 50 percent of the total combined voting power of all classes of stock entitled to vote and (ii) less than 80 percent of the voting power and value of the shares held before the redemption.

Whether a redemption is “not essentially equivalent to a dividend” with respect to a holder will depend upon the holder’s particular circumstances. The Internal Revenue Service has ruled that a minority stockholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control over corporate affairs is considered to have a “meaningful reduction” if redemption reduces such holder’s percentage stock ownership. Accordingly, most redemptions of the Series B Preferred or the Series D Preferred should generally be treated as an exchange of the stock, thereby producing long-term capital gain if the holding period for the Series B Preferred or the Series D Preferred is greater than one year.

However, because of the ambiguities in applying the foregoing rules, you should consult your tax advisor to determine whether a redemption of Series B Preferred or the Series D Preferred will be treated as a dividend or as a payment in exchange for the Series B Preferred or the Series D Preferred.

Information Reporting and Backup Withholding.

Backup withholding of Federal Income Tax at a rate of 30 percent may apply to payments made with respect to shares of Series B Preferred or the Series D Preferred, as well as payments of proceeds from the sale of shares of Series B Preferred or the Series D Preferred, to holders that are not “exempt recipients” or that fail to provide certain identifying information (such as the taxpayer identification number of the holder) in the manner required. Individuals generally are not exempt recipients, while corporations and certain other entities generally are exempt recipients.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

In connection with the Exchange Offer, we filed a Schedule TO with the Commission because the Exchange Offer may be viewed as a tender offer by us for our outstanding shares of Series B Preferred. This Offering Memorandum omits certain information contained in the Schedule TO. For further information, we refer you to the Schedule TO, including the exhibits filed with the Schedule TO. We are subject to the informational requirements of the Exchange Act, and file periodic reports, proxy statements and other information with the Commission. The Schedule TO, including the exhibits thereto, as well as such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the Commission in Washington, D.C., Chicago, Illinois and New York, New York. Copies of such documents can be obtained from the Commission at prescribed rates at their offices. You may obtain information on the operation of the Commission’s Public Reference Facilities by calling 1-800-SEC-0330. The Commission also maintains a World Wide Web site that contains registration statements, reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the Commission. The address of this site is http://www.sec.gov. Please note that information included in our own web site does not form a part of this Offering Memorandum.

ANNEX A

CERTIFICATE OF DESIGNATION
SERIES D CONVERTIBLE PREFERRED STOCK

KEY TECHNOLOGY, INC.

Key Technology, Inc., an Oregon corporation (the “Corporation”), certifies that pursuant to the authority contained in Article II of its Restated Articles of Incorporation, and in accordance with the provisions of Section 60.134 of the Oregon Revised Statutes, its Board of Directors has adopted the following resolution creating a series of its $0.01 par Preferred Stock:

RESOLVED, that, pursuant to authority conferred upon the Board of Directors by the Articles of Incorporation of the Corporation, the Board of Directors hereby authorizes the issuance of Series D Convertible Preferred Stock of the Corporation and hereby designates, pursuant to Section 60.134 of the Oregon Revised Statutes, the rights, preferences, privileges, restrictions and other matters relating to such Series D Preferred Stock as follows:

1.  Designation and Amount.    1,137,404 shares of the Corporation’s authorized Preferred Stock are hereby designated as the Series D Convertible Preferred Stock (the “Series D Preferred Stock”).

2.  Dividends.

2.1  Cumulative Dividends.    The holders of Series D Preferred Stock shall be entitled to receive cumulative dividends payable in cash out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend on any other capital stock of the Corporation, at the per annum rate of $0.50 per share (as adjusted to reflect stock combinations, stock dividends, stock splits, recapitalizations and the like), payable quarterly in arrears, when and as declared by the Board of Directors of the Corporation, beginning October 1, 2002. Such dividends shall accrue from day to day on and after July 1, 2002 whether or not earned or declared. Such dividends shall be cumulative so that if such dividends in respect of any previous or current quarterly dividend period, at the annual rate specified above, shall not have been paid or declared and a sum sufficient for the payment thereof set aside, the deficiency shall first be fully paid before any dividend or other distribution shall be paid on or declared and set apart for any other capital stock of the Corporation. Any accumulation of dividends on Series D Preferred Stock shall not bear or accrue interest.

2.2  Common Stock Dividends.     If the Board of Directors of the Corporation shall declare a dividend payable upon the then outstanding shares of the Common Stock of the Corporation, the holders of the Series D Preferred Stock shall be entitled to the amount of dividends per share of Series D Preferred Stock as would be declared payable on the largest number of whole shares of Common Stock into which each share of Series D Preferred Stock held by each holder thereof could be converted pursuant to the provisions of Section 5 hereof

(such number determined as of the record date for the determination of holders of Common Stock entitled to receive such dividend).

3.  Liquidation, Dissolution or Winding Up.

3.1  Preference.     In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, holders of each share of Series D Preferred Stock shall be entitled to be paid first out of the assets of the Corporation available for distribution to holders of the Corporation’s capital stock of all classes (whether such assets are capital, surplus or earnings) before any sums shall be paid or any assets distributed among the holders of Common Stock, an amount equal to ten dollars ($10) per share of Series D Preferred Stock plus an amount equal to all accrued and unpaid dividends thereon, if any, computed up to and including the date full payment shall be tendered to the holders of the Series D Preferred Stock with respect to such liquidation, dissolution or winding up.

If the assets of the Corporation shall be insufficient to permit the payment in full to holders of the Series B Preferred Stock and Series D Preferred Stock of the amount thus distributable, then the entire assets of the Corporation available for such distribution shall be distributed ratably among the holders of the Series B Preferred Stock and the Series D Preferred Stock in accordance with the aggregate liquidation preference of the shares of Series B Preferred Stock and Series D Preferred Stock held by each of them.

3.2  Distributions Other than Cash.    Whenever the distribution provided for in this Section 3 shall be paid in property other than cash, the value of such distribution shall be the fair market value of such property as determined in good faith by the Board of Directors of the Corporation.

4.  Voting Power.    Except as otherwise required by law, each holder of Series D Preferred Stock shall be entitled to vote on all matters and shall be entitled to that number of votes equal to one-half the number of votes that would be accorded to the largest number of whole shares of Common Stock into which such holder’s shares of Series D Preferred Stock could be converted, pursuant to the provisions of Section 5 of this Certificate, at the record date for the determination of shareholders entitled to vote on such matter or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited. The holders of shares of Series D Preferred Stock, Series B Preferred Stock and Common Stock shall be entitled to vote together as a single class on all matters. The holders of Series D Preferred Stock shall not be entitled to vote as a separate class or voting group on any plan of merger.

5.  Conversion Rights.     The holders of the Series D Preferred Stock shall have the following conversion rights:

5.1  General.    Subject to and in compliance with the provisions of this Section 5, any shares of Series D Preferred Stock may, at the option of the holder, be converted at any time or from time to time into fully paid and nonassessable whole shares (rounded down as to each conversion to the largest whole share) of Common Stock. The determination as to the number of whole shares of Common Stock issuable upon conversion shall be based upon the total number of shares of Series D Preferred Stock being converted at any one time by any holder thereof, not upon each share of Series D Preferred Stock being converted. No fractional shares of Common Stock will be issuable upon conversion of Series D Preferred Stock. The number of shares of Common Stock to which a holder of Series D Preferred Stock shall be entitled upon conversion shall be the product obtained by multiplying the appropriate Applicable Conversion Rate (determined as provided in Sections 5.3, 5.4 and 5.5) by the number of shares of Series D Preferred Stock being converted.

5.2  Mandatory Conversion.

(a)  Conversion Upon Merger, Consolidation, Share Exchange or Sale of Assets.     All the outstanding shares of Series D Preferred Stock shall, at the option of the Corporation and upon written notice to the holders thereof given not less than 30 days prior to the closing of a merger or consolidation of the Corporation with or into another Corporation, share exchange or the sale of all or substantially all of the Corporation’s assets to any other person, be converted, effective upon such closing, into the number of shares of Common Stock to which a holder of Series D Preferred Stock shall be entitled upon conversion pursuant to Section 5.1, unless redeemed by the holder as provided herein. Such conversion shall occur automatically on the effective date of such event without any further action by such holders and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent for the Common Stock, except that any holder may elect to have such holder’s Series D shares redeemed at the liquidation value by sending a notice of redemption to the Corporation at any time prior to the expiration of the 30 day notice. Nothing in this Section 5.2, however, shall limit or in any way restrict the rights of the holders of shares of Series D Preferred Stock to convert such shares into shares of Common Stock at any time pursuant to Section 5.1 immediately above. Notwithstanding any other provision of this subparagraph, the occurrence of a merger or consolidation of the Corporation with or into another corporation, share exchange or the sale of all or substantially all of the Corporation’s assets to any other person, shall not be considered a liquidation, dissolution or winding up of the Corporation under Section 3 of this Certificate.

(b)  Surrender of Certificates.     Upon the occurrence of a conversion specified in this Section 5.2, the holders of such Series D Preferred Stock shall surrender the certificates representing such shares at the office of the Corporation or of its transfer agent for the Common Stock. Thereupon, the Corporation or its transfer agent shall issue and deliver to such holder a certificate or certificates for the number of shares of Common Stock into which the shares of the Series D Preferred Stock surrendered were convertible on the date on which such conversion occurred. The Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless certificates evidencing such shares of the Series D Preferred Stock being converted are either delivered to the Corporation or any such transfer agent or the holder notifies the Corporation or any such transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection therewith.

5.3  Series D Applicable Conversion Rate.     The conversion rate for each share of the Series D Preferred Stock in effect at any time (the “Series D Applicable Conversion

Rate”) shall be the quotient obtained by dividing ten dollars ($10) by the Applicable Conversion Value, calculated as provided in Section 5.4.

5.4  Applicable Conversion Value.     The Applicable Conversion Value shall be seven dollars and fifty cents ($7.50) for the Series D Preferred Stock, except that such amount shall be adjusted from time to time in accordance with this Section 5.

5.5  Adjustments to Applicable Conversion Value.     Upon the happening of an Extraordinary Common Stock Event (as hereinafter defined), the Applicable Conversion Value shall, simultaneously with the happening of such Extraordinary Common Stock Event, be adjusted by multiplying the then effective Applicable Conversion Value by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such Extraordinary Common Stock Event and the denominator of which shall be the number of shares of Common Stock outstanding immediately after such Extraordinary Common Stock Event, and the product so obtained shall thereafter be the Applicable Conversion Value. The Applicable Conversion Value, as so adjusted, shall be readjusted in the same manner upon the happening of any successive Extraordinary Common Stock Event or Events.

“Extraordinary Common Stock Event” shall mean (i) the issue of additional shares of Common Stock as a dividend or other distribution on outstanding Common Stock, (ii) the subdivision of outstanding shares of Common Stock into a greater number of shares of the Common Stock or (iii) the combination of outstanding shares of Common Stock into a smaller number of shares of Common Stock.

5.6  Common Stock Dividends.     In the event the Corporation shall make, issue or fix a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in securities of the Corporation other than shares of Common Stock or in assets (excluding cash dividends or distributions), then and in each such event provision shall be made so that the holders of Series D Preferred Stock shall receive upon conversion thereof in addition to the number of shares of Common Stock receivable thereupon the number of securities or such other assets of the Corporation that they would have received had their Series D Preferred Stock been converted into Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the Conversion Date (as that term is hereafter defined in Section 5.9), retained such securities or such other assets during such period, giving application to all adjustments called for during such period under this Section 5 with respect to the rights of the holders of Series D Preferred Stock.

5.7  Recapitalization or Reclassification.     If the Common Stock issuable upon the conversion of the Series D Preferred Stock shall be changed into the same or different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification or otherwise (other than a reorganization, merger, consolidation or sale of assets), then and in each such event the holder of each share of Series D Preferred Stock shall have the right thereafter to convert such share into the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification or other change by holders of the number of shares of Common Stock into which such share of Series D Preferred

Stock might have been converted immediately prior to such reorganization, reclassification or change, all subject to further adjustment as provided herein.

5.8  Certificate as to Adjustments.     In each case of an adjustment or readjustment of the Applicable Conversion Rate, the Corporation will furnish each holder of Series D Preferred Stock with a certificate showing such adjustment or readjustment, and stating in reasonable detail the facts upon which such adjustment or readjustment is based.

5.9  Exercise of Conversion Privilege.     To exercise a conversion privilege, a holder of Series D Preferred Stock shall surrender the certificate or certificates representing the shares being converted to the Corporation at its principal office, and shall give written notice to the Corporation at the office that such holder elects to convert such shares. The certificate or certificates for shares of Series D Preferred Stock surrendered for conversion shall be accompanied by proper assignment thereof to the Corporation or in blank. The date when such written notice is received by the Corporation, together with the certificate or certificates representing the shares of Series D Preferred Stock being converted, is the “Conversion Date.” As promptly as practicable after the Conversion Date, the Corporation shall issue and deliver to the holder of the shares of Series D Preferred Stock being converted (i) such certificate or certificates as it may request for the number of whole shares of Common Stock issuable upon the conversion of such shares of Series D Preferred Stock in accordance with the provisions of this Section 5, (ii) cash in the amount of all accrued and unpaid dividends on such shares of Series D Preferred Stock, if any, computed up to and including the Conversion Date and (iii) cash, as provided in Section 5.10 in respect of any fraction of a share of Common Stock issuable upon such conversion. Such conversion shall be deemed to have been effected immediately prior to the close of business on the Conversion Date, and at such time the rights of the holder as holder of the converted shares of Series D Preferred Stock shall cease and the person or person in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares of Common Stock represented thereby.

5.10  Partial Conversion.     In the event some but not all of the shares of Series D Preferred Stock represented by a certificate or certificates surrendered by a holder are converted, the Corporation shall execute and deliver to the holder a new certificate representing the number of shares of Series D Preferred Stock that were not converted.

5.11  Reservation of Common Stock.     The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series D Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series D Preferred Stock. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series D Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

6.  Redemption Rights.

6.1  Mandatory Redemption.    Except as otherwise provided in this Section 6, on July 12, 2005 (the “Mandatory Redemption Date”), the Corporation shall redeem, out of funds legally available therefor, all outstanding shares of Series D Preferred Stock, by paying therefor ten dollars ($10) per share, plus an amount in cash equal to (i) any declared but unpaid dividends on the Series D Preferred Stock and (ii) any cumulative dividends that have accrued through the date of redemption, as provided in Section 2.1, but remain unpaid (such amounts to be paid on redemption referred to herein as the “Redemption Amount”).

6.2  Notice of Redemption.    Notice of any redemption of shares of Series D Preferred Stock pursuant to Section 6.1 shall be given by notice to the registered holders of the Series D Preferred Stock not less than 30, nor more than 60 days prior to the date fixed for redemption (a “Redemption Notice”), to each holder of Series D Preferred Stock to be redeemed, at such holder’s address as it appears on the transfer books of the Corporation. In order to facilitate the redemption of Series D Preferred Stock, the Board of Directors may fix a record date for the determination of Series D Preferred Stock to be redeemed, or may cause the transfer books of the Corporation for the Series D Preferred Stock to be closed, not more than 60 days or less than 30 days prior to the date fixed for such redemption. At any time prior to the expiration of the Redemption Notice, any holder of Series D Preferred Stock may exercise the conversion rights pursuant to the provisions of Section 5.9 above.

6.3  Cancellation of Series D Preferred Stock.     A Redemption Notice having been given as aforesaid in respect of shares of Series D Preferred Stock to be redeemed pursuant to Section 6.1, notwithstanding that any certificates for such shares shall not have been surrendered for cancellation, from and after the date of redemption designated in the Redemption Notice (i) the shares represented thereby shall no longer be deemed outstanding, (ii) the rights to receive dividends thereon shall cease to accrue, and (iii) all rights of the holders of Series D Preferred Stock to be redeemed shall cease and terminate, excepting only the right to receive the Redemption Amount therefor.

6.4  Acceleration of Redemption Date.     If at any time after the first date on which shares of Series D Preferred Stock are issued (the “Issue Date”) the average closing price of the Company’s Common Stock as listed on the Nasdaq National Market is $7.50 or more for thirty (30) consecutive trading days, then the Company will have the right to accelerate redemption of all of the Series D Preferred Stock at the Redemption Amount per share by sending a Redemption Notice as provided in Section 6.2 above. At any time prior to the expiration of the Redemption Notice, any holder of the Series D Preferred Stock may exercise the conversion rights pursuant to the provisions of Section 5.9 above.

7.  Put Right.

7.1  The Put.     The Corporation hereby irrevocably grants and issues to each holder of Series D Preferred Stock the right to require the Corporation to purchase at any time after July 12, 2003 (hereinafter referred to as the “Initial Put”) up to fifty percent (50%) of such holder’s Series D Preferred Stock, in whole shares only, at the Redemption Amount. The

Corporation hereby irrevocably grants and issues to each holder of Series D Preferred Stock the right to require the Corporation to purchase at any time after July 12, 2004 (hereinafter referred to as the “Secondary Put”) any or all of such holder’s Series D Preferred Stock, in whole shares only, at the Redemption Amount. The Initial Put and the Secondary Put are sometimes referred to together as the “Put.” The Corporation, in its sole discretion and with the consent of the holder thereof, may elect to increase the number of shares of Series D Preferred Stock it will purchase pursuant to the Initial Put up to one hundred percent (100%) of the shares of Series D Preferred Stock held by such holder.

7.2  Exercise of Initial Put and Secondary Put.     A holder of Series D Preferred Stock may exercise the Initial Put any time after July 12, 2003 and may exercise the Secondary Put any time after July 12, 2004 (the “Exercise Periods”). A holder of Series D Preferred Stock may exercise the Initial Put or the Secondary Put during the applicable Exercise Period by delivery of a written notice to the Corporation specifying the number of Series D Preferred Stock as to which the Put is being exercised, together with delivery of one or more certificates representing the number of shares of Series D Preferred Stock as to which the Put is being exercised, duly endorsed in blank by the holders of Series D Preferred Stock or having attached thereto a stock power duly executed by the holder of Series D Preferred Stock in proper form for transfer.

7.3  Payment and Delivery of Series D Preferred Stock.     The Corporation shall, within twenty (20) calendar days of the receipt of notice from a holder of Series D Preferred Stock of its exercise of the Put, pay to such holder of Series D Preferred Stock in cash or by check, the Redemption Amount for each share of Series D Preferred Stock as to which such holder of Series D Preferred Stock has validly exercised the Put. Any residual shares of Series D Preferred Stock represented by the certificates surrendered but not included within the Put will be issued in the name of the holder by the Corporation.

7.4  Bankruptcy.     At any time following a Bankruptcy (defined below), a holder of Series D Preferred Stock may immediately put such shares to the Corporation pursuant to Section 7.1 and the Exercise Period shall be deemed to begin on the effective date of Bankruptcy with respect to all shares of Series D Preferred Stock owned by such holder. For purposes of this Section 7, “Bankruptcy” means (a) the Corporation has instituted under any bankruptcy law any proceeding seeking to adjudicate the Corporation bankrupt or insolvent or seeking reorganization, arrangement, adjustment or composition of the Corporation or its debt, or seeking appointment of a receiver, trustee or similar official for the Corporation; or (b) any such proceeding has been instituted against the Corporation that is not dismissed within ninety (90) days after the institution thereof.

ANNEX B

FOR IMMEDIATE RELEASE:    April 25, 2002

CONTACT:	Ted R. Sharp
Chief Financial Officer
Key Technology, Inc.
(509) 529-2161

Key Technology Reports Profitable Second Quarter
And Preferred Stock Exchange Offer

WALLA WALLA, WA — Key Technology, Inc. (Nasdaq: KTEC) today announced sales and operating results for the second quarter and six-month periods ended March 31, 2002. The Company also announced today that it has commenced an offer to exchange its outstanding Series B Convertible Preferred Stock for shares of a newly authorized Series D Convertible Preferred Stock.

Operating Results

Sales for the three-month period ended March 31, 2002 totaled $18.8 million, compared with $18.4 million in the same quarter last year. Net earnings from continuing operations for the quarter were $823,000, or $0.13 per diluted share compared with a net loss from continuing operations of $1.4 million, or $0.35 per share in the same period a year ago. Net earnings from all operations for the quarter were $823,000, or $0.13 per diluted share compared with a net loss reported from all operations for the quarter ended March 31, 2001 of $1.8 million, or $0.43 per share.

Sales for the six months ended March 31, 2002 were $32.8 million compared with $37.1 million for the comparable period in fiscal 2001. The company reported net earnings from continuing operations for the period of $500,000 or $0.02 per diluted share compared with a net loss from continuing operations of $1.8 million or $0.48 per diluted share for the six-month period in fiscal 2001. Net earnings from all operations for the six months ended March 31, 2002 were $539,000, or $0.03 per share compared to a net loss of $2.1 million or $0.54 per share a year ago. Sales, expenses and operating results for the quarter and six-month periods ended March 2001 exclude the activities of a discontinued operation, Ventek, Inc., the divestiture of which was completed in the quarter ended December 2001. The operating results for the quarter and six-month periods ended March 31, 2002 include decreased amortization expense as a result of the Company’s implementation of SFAS 142 as described below.

The Company’s backlog at the close of the March 31, 2002 quarter totaled $17.5 million compared to $16.2 million at the close of the same period last year. New orders received during the second quarter totaled $20.8 million compared to $22.2 million in the same period one year ago. Backlog at the end of the most recent quarter includes a stronger component of the Company’s automated inspection product lines as well as significantly strengthened backlog of parts and service orders.

Kirk Morton, President and Chief Operating Officer commented, “While we remain cautious about the overall outlook for our markets, we were pleased with several elements of the orders we received in the second quarter. Particularly notable were increased orders for inspection systems from our customers in the fruit and vegetable sector, orders for the recently introduced Optyx™ inspection system, and a significant order for system upgrades from one our leading customers in Asia.”

Gross profit for the second quarter of fiscal 2002 was $7.5 million compared to $5.7 million in the corresponding period last year. As a percentage of sales, gross profit improved to 39.9% compared to 31.3% in the second quarter of fiscal 2001. For the six month period, gross profit was $13.0 million compared to $12.9 million for the same period of fiscal 2001, or 39.5% and 34.7% as a percentage of sales, respectively. Improvements in margins for the most recent quarter were driven by increased efficiencies and improved utilization of production facilities when compared with the same quarter last year. Margins were also favorably affected by improved margins in the Company’s process systems product lines, augmented by margin improvements in its Prism™ and Tobacco Sorter product lines. Margins for the Company’s second fiscal 2002 quarter also improved from the 39.1% experienced in the first fiscal quarter.

Operating expenses for the quarter ended March 31, 2002 were $5.9 million compared to $7.6 million in the same quarter last year, a 22% decrease. Operating expenses for the six months ended March 31, 2002 were $11.6 compared to $15.2 million for the corresponding period of fiscal 2001. The Company continues to experience lower operating expenses as a result of cost reduction programs which were implemented in prior periods and expects these expenses to remain at comparable levels for the remainder of the fiscal year.

“Our diligent focus on reduced operating expenses and manufacturing execution have allowed us to return to profitability in the second quarter. We were very encouraged by our solid overall performance during the quarter and anticipate continued profitability in the third and fourth quarters supported by a favorable backlog level and product mix,” commented Morton.

The Company implemented SFAS 142 at the beginning of its fiscal 2002, which reduced the goodwill amortization by approximately $184,000 per quarter before taxes, when compared with fiscal 2001. The Company has completed a preliminary evaluation of its goodwill and as a result of the implementation of this change in accounting method, the Company may report an impairment of its goodwill in fiscal 2002. The extent to which any of the Company’s $6.9 million of goodwill may be impaired will be determined with the completion of valuation calculations prior to the end of the fiscal year. Any resulting write-off of goodwill will be reported as a change in accounting principle, will be reported separately from results of continuing operations, and will include separate earnings per share disclosures.

Cash contributed from operations of $4.1 million and cash provided from the sale of Ventek in November of $3.6 million was used primarily to reduce debt by $7.4 million during the six months ended March 31, 2002. Additionally, the cancellation of $2.0 million of redemption value of the Series B Preferred Stock as part of the Ventek sale contributed to the Company's significantly strengthened balance sheet during the most recent six-month period.

Subsequent to the end of its fiscal second quarter, the Company closed the sale of its Medford facility for $4.6 million resulting in net cash proceeds from the sale of $972,000. The Company moved its remaining Medford staff into a leased portion of that sold facility.

As a result of operating, investing and financing activities during the six-month period ending March 31, 2002 and subsequent transactions, the Company has reduced its total debt from $20.3 million on September 30, 2001 to $6.9 million on April 23, 2002.

Exchange Offer

The Company currently has 1,137,404 issued and outstanding shares of its Series B Convertible Preferred Stock. These shares were issued in connection with an acquisition and may be tendered for redemption by holders at $10.00 per share after July 12, 2002. The Company has previously reported that based upon currently anticipated operating results and its current credit facility, it does not anticipate being able to currently finance 100% of the potential redemption obligation should all Series B holders tender them for redemption at the earliest possible time. As a result, the Company has commenced an offer to exchange one share of a newly authorized Series D Convertible Preferred for each share of Series B Convertible Preferred.

The new Series D Preferred will accrue a cumulative dividend of $0.50 per share per year, payable quarterly when and as declared, is convertible at any time into 1 1/3 shares of Key Technology Common Stock for each share of Preferred, and will allow the holder to request redemption of up to 50% of their Series D Preferred Stock for $10.00 per share in cash after

July 12, 2003, and another 50% after July 12, 2004. If the exchange offer is completed, the Company plans to list the Series D Preferred stock on the Nasdaq SmallCap Market and delist the Series B Preferred Stock from trading on the Nasdaq SmallCap Market.

Thomas C. Madsen, Chairman and Chief Executive Officer commented. “We have significantly improved our balance sheet in the last two quarters, and the Company’s solid second quarter performance provides further indication that our restructuring and other cost reduction efforts are producing positive and measurable results. With this momentum, we are confident that the exchange offer we initiated today provides our Series B shareholders with substantially improved value and affords Key the opportunity to strengthen its balance sheet and enhance its prospects for future growth. We are confident that our Series B Preferred shareholders will recognize this value and tender their Series B shares in the exchange offer.”

The terms of the exchange offer are contained in offering documents that will be filed with the SEC on April 25, 2002 and will be mailed to all Series B holders on or about April 30. The exchange offer will expire at 5:00 p.m., New York City time, on June 14, 2002, unless the Company extends or withdraws the exchange offer. The exchange offer filing will also be available through the Company’s website at www.keyww.com/investor.cfm.

Requests for assistance or for copies of the offering memorandum and the related letter of transmittal for the exchange offer should be directed to American Stock Transfer and Trust Company, the exchange agent, at (800) 937-5449. This announcement is not an offer to sell any securities or a solicitation of any offer to buy any securities. The exchange offer will be made only by means of the written offering memorandum.

The Company’s conference call for the March quarter can be heard live on the Internet at 1:30 p.m. Pacific Time on Thursday, April 25th. To access the call, go to www.keyww.com/investor.cfm at least fifteen minutes prior to the call to download and install any necessary audio software.

Key Technology, Inc., headquartered in Walla Walla, Washington, is a worldwide leader in the design and manufacture of process automation systems for the food processing and industrial markets. The Company’s products integrate electro-optical inspection and sorting, specialized conveying and product preparation equipment, which allow processors to improve quality, increase yield and reduce cost. Key has manufacturing facilities in Washington, Oregon and the Netherlands, and worldwide sales and service coverage.

This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements in this release address future financial and operating results.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements:

•	acceptance of the Company’s exchange offer at a sufficient rate to allow the Company to restructure or renew its credit facilities;

•	the ability of the Company to successfully access the capital markets to restructure its credit facilities;

•	the effect of adverse economic conditions in markets served by the Company and the financial capacity of customers to purchase capital equipment;

•	the ability of new products to compete successfully in either existing or new markets;

•	increased competition and its effects on our product pricing and customer capital spending;

•	risks involved in expanding international operations and sales; and

•	risks associated with adverse fluctuations in foreign currency exchange rates.

For a detailed discussion of these and other cautionary statements, please refer to the Company's filings with the Securities and Exchange Commission, particularly Exhibit 99.1 “Forward-Looking Statement Risk and Uncertainty Factors” to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2001 and the Risk Factors section of the Company's Registration Statement on Form S-4, Post-Effective Amendment No. 3, filed August 17, 2001.

Note: News releases and other information on Key Technology, Inc. can be accessed at www.keyww.com on the Internet.

-TABLES TO FOLLOW-

Key Technology, Inc. and Subsidiaries
Statement of Selected Operating Information
(Unaudited, in thousands, except per share data)

	Three Months Ended March 31,		Six Months Ended March 31,
	2002	2001	2002	2001
Net sales(1)	$18,849	$18,359	$32,794	$37,126
Gross profit	$7,512	$5,739	$12,957	$12,895
Operating expenses
Selling and marketing	$2,763	$3,515	$5,369	$7,210
Research and development	$1,062	$1,531	$2,261	$3,072
General and administrative	$1,719	$2,000	$3,322	$3,864
Amortization of intangibles	$330	$514	$661	$1,028

Total operating expenses	$5,874	$7,560	$11,613	$15,174

Earnings (loss) from operations	$1,638	$(1,821)	$1,344	$(2,279)
Earnings (loss) from continuing operations before income taxes	$1,290	$(2,261)	$731	$(2,871)
Net earnings (loss) from continuing operations	$823	$(1,401)	$500	$(1,792)
Net earnings (loss) from discontinued operation (net of tax)(2)	$0	(419)	$39	$(318)
Net earnings (loss)	$823	$(1,820)	$539	$(2,110)
Net earnings (loss) available to common shareholders(3)	$634	$(2,054)	$146	$(2,579)
Net earnings (loss) from continuing operations per common share —basic	$0.13	$(0.35)	$0.02	$(0.48)
—diluted(4)	$0.13	$(0.35)	$0.02	$(0.48)
Net earnings (loss) from discontinued operations per common share —basic	$0.00	$(0.08)	$0.01	$(0.06)
—diluted(4)	$0.00	$(0.08)	$0.01	$(0.06)
Net earnings (loss) per common share —basic	$0.13	$(0.43)	$0.03	$(0.54)
—diluted(4)	$0.13	$(0.43)	$0.03	$(0.54)
Weighted average common and common equivalent shares outstanding —basic	4,758	4,739	4,755	4,736
—diluted(4)	4,759	4,739	4,755	4,736

(1)
Operating information (including net sales) for prior periods has been restated to reflect the adoption of Emerging Issues Task Force Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs. This change had no effect on reported net earnings (loss) or earnings (loss) per share.

(2)
Due to the sale of the Company’s former subsidiary in the forest products industry, Ventek, Inc., the Company has restated the financial results, as required by accounting principles generally accepted in the United States, for the reported periods to segregate the results of operations of Ventek as a discontinued operation.

(3)	Includes a charge for amortization of the discount on mandatorily redeemable preferred stock of $189,000 and $393,000 for the three-month and six-month periods ended March 31, 2002, respectively.

(4)
The weighted average diluted shares for the three-month and six-month periods ended March 31, 2002 includes only common stock equivalents that are not anti-dilutive to reported EPS. Total diluted shares outstanding for the three-month and six month periods ended March 31, 2002 is 5,517 and 5,558, respectively.

Key Technology, Inc. and Subsidiaries
Selected Balance Sheet Information
(Unaudited, in thousands)

	March 31, 2002	September 30, 2001
	(in thousands)
Cash and cash equivalents	$664	$738
Trade accounts receivable, net	10,526	13,072
Inventories	13,978	14,461
Assets held for sale	—	8,460
Total current assets	28,017	39,439
Property, plant and equipment, net	10,354	11,436
Goodwill and other intangibles, net	17,597	18,482
Total assets	61,988	74,841
Liabilities held for sale	—	2,436
Current portion of long-term debt and short-term borrowings	7,077	13,739
Total current liabilities	18,141	28,717
Long-term debt, less current portion	5,808	6,581
Mandatorily redeemable preferred stock and warrants	11,972	13,531
Shareholders’ equity	25,808	25,711

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